SECURITIES AND EXCHANGE COMMISSION
                            Washington, D. C.  20549



                                    FORM 11-K
                                  ANNUAL REPORT

                        Pursuant to Section 15(d) of the
                         Securities Exchange Act of 1934




       X       ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
               SECURITIES EXCHANGE ACT OF 1934 [Fee required]
               For the fiscal year ended December 31, 1994


               TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
               THE SECURITIES EXCHANGE ACT OF 1934 [No fee required]
               For the transition period from _______________ to ______________


     Commission File Number:  1-5646


                 Full title of the Plan and address of the Plan,
                if different from that of the issuer named below:

                        CLARK SAVINGS AND INVESTMENT PLAN


                    Name of the issuer of the securities held
                     pursuant to the Plan and the address of
                         its principal executive office:


                             CLARK EQUIPMENT COMPANY
                            100 North Michigan Street
                                 P. O. Box 7008
                            South Bend, Indiana 46634

















   Attached hereto are the financial statements and schedules for the Clark Savings and Investment Plan ("Plan") prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974.

   Exhibits

   (24)  Consent of Price Waterhouse LLP

          ************************************************************

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                         CLARK SAVINGS AND INVESTMENT PLAN



                         By    /s/ Dennis D. Beehler
                              Dennis D. Beehler
                              Member, Administrative Committee



                         By    /s/ Nancy L. Boose
                              Nancy L. Boose
                              Member, Administrative Committee



                         By    /s/ Virginia A. Hippenmeyer
                              Virginia A. Hippenmeyer
                              Member, Administrative Committee



                         By    /s/ Richard J. Rosenthal
                              Richard J. Rosenthal
                              Member, Administrative Committee



                         By    /s/ Robert D. Johnson
                              Robert D. Johnson
                              Member, Administrative Committee


   Date:  June 29, 1995





















      Clark Savings and
      Investment Plan
      Financial Statements
      December 31, 1994 and 1993












                        Report of Independent Accountants


   To the Participants and Administrator
   of the Clark Savings and Investment Plan


   In our opinion, the accompanying statements of net assets available for benefits with fund information and the related statements of changes in net assets available for benefits with fund information present fairly, in all material respects, the net assets available for benefits of the Clark Savings and Investment Plan at December 31, 1994 and 1993, and the changes in net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

   Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The fund information in the statements of net assets available for benefits with fund information and the statements of changes in net assets available for benefits with fund information are presented for purposes of additional analysis rather than to present the net assets available for benefits and the changes in net assets available for benefits of each fund. The fund information has been subjected to the auditing procedures applied in the audits of the basic financial statements, and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


   /s/ Price Waterhouse LLP
   PRICE WATERHOUSE LLP
   South Bend, Indiana
   June 23, 1995


Clark Savings and Investment Plan

Statement of Net Assets Available for Benefits at December 31, 1994 with Fund Information

                   Fund A     Fund B   Fund C      Fund D     Fund E      Fund F      Fund G     Fund H      Total

Plan's undivided
interest in the
Clark Equipment
Company Master
Trust for
Individual Account
Plans (Notes 3
and 7)            $60,246,858 $  -   $12,901,333 $5,729,412 $1,310,084 $7,405,212 $10,242,025 $4,793,976 $102,628,900


Net assets
available
for benefits      $60,246,858 $  -   $12,901,333 $5,729,412 $1,310,084 $7,405,212 $10,242,025 $4,793,976 $102,628,900





The accompanying notes are an integral part of these financial statements.

Clark Savings and Investment Plan

Statement of Net Assets Available for Benefits at December 31, 1993 with Fund Information


                     Fund A       Fund B     Fund C   Fund D   Fund E Fund F Fund G Fund H   Total

Plan's undivided
interest in the
Clark Equipment
Company Master
Trust for
Individual Account
Plans (Notes 3
and 7)             $59,503,886  $9,310,729 $25,880,195 $  -   $  -   $  -   $  -   $  -   $94,694,810


Net assets
available
for benefit        $59,503,886  $9,310,729 $25,880,195 $  -   $  -   $  -   $  -   $  -   $94,694,810





The accompanying notes are an integral part of these financial statements.

Clark Savings and Investment Plan

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 1994 with Fund Information

                          Fund A        Fund B       Fund C       Fund D      Fund E    Fund F     Fund G      Fund H      Total

Additions to net assets
attributed to:
Plan's undivided interest
in investment income (loss)
of the Clark Equipment
Company Master Trust for
Individual Account Plans
(Note 7)                $3,365,837  $       -      $3,734,655   $    (980)  $(13,987) $(305,990)  $  90,082   $409,588  $ 7,279,205

Contributions (Note 4):
Participant              1,623,774          -         203,229   1,049,182     89,391  1,233,809     841,565        -      5,040,950
Employer                   461,295          -          52,320     303,619     12,382    365,277     252,988        -      1,447,881

Total contributions      2,085,069          -         255,549   1,352,801    101,773  1,599,086   1,094,553        -      6,488,831

Total additions          5,450,906          -       3,990,204   1,351,821     87,786  1,293,096   1,184,635    409,588   13,768,036

Deductions from net
assets
attributed to:
Distributions to
participants            (3,580,922)         -      (1,449,140)    (39,298)       -      (76,521)   (498,875)  (183,761)  (5,828,517)
Loan fees                   (4,263)         -            (120)       (316)        (6)      (224)       (500)       -         (5,429)
Total deductions        (3,585,185)         -      (1,449,260)    (39,614)        (6)   (76,745)   (499,375)  (183,761)  (5,833,946)

Net increase prior to
interfund                1,865,721          -       2,540,944   1,312,207     87,780  1,216,351     685,260    225,827    7,934,090

Interfund transfers     (1,122,749)  (9,310,729)  (15,519,806)  4,417,205  1,222,304  6,188,861   9,556,765  4,568,149         -
Net increase (decrease)    742,972   (9,310,729)  (12,978,862)  5,729,412  1,310,084  7,405,212  10,242,025  4,793,976   7,934,090

Net assets available
for benefits:
Beginning of year       59,503,886    9,310,729    25,880,195        -          -          -           -          -      94,694,810


End of year            $60,246,858   $      -     $12,901,333  $5,729,412 $1,310,084 $7,405,212 $10,242,025 $4,793,976 $102,628,900

The accompanying notes are an integral part of these financial statements.

Clark Savings and Investment Plan

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 1993 with Fund Information

                             Fund A        Fund B        Fund C       Fund D    Fund E  Fund F  Fund G  Fund H   Total
Additions to net assets
attributed to:
Plan's undivided interest
in investment income
of the Clark Equipment
Company Master Trust for
Individual Account Plans
(Note 7)                   $4,402,780    $  884,065    $20,034,509    $  -     $  -    $  -    $  -    $  -    $25,321,354
Contributions (Note 4):
Participant                 2,936,793       626,490        161,773       -        -       -       -       -      3,725,056
Employer                          -             -        1,217,049       -        -       -       -       -      1,217,049

Total contributions         2,936,793       626,490      1,378,822       -        -       -       -       -      4,942,105

Total additions             7,339,573     1,510,555     21,413,331       -        -       -       -       -     30,263,459

Deductions from net
assets attributed to:
Distributions to
participants               (8,277,728)   (1,330,394)    (2,724,394)      -        -       -       -       -    (12,332,516)

Net increase (decrease)
prior to interfund
transfers                    (938,155)      180,161     18,688,937       -        -       -       -       -     17,930,943
Interfund transfers         6,385,306       314,043     (6,699,349)      -        -       -       -       -           -

Net increase                5,447,151       494,204     11,989,588       -        -       -       -       -     17,930,943

Net assets available
for benefits:
Beginning of year          54,056,735     8,816,525     13,890,607       -        -       -       -       -     76,763,867


End of year               $59,503,886    $9,310,729    $25,880,195    $  -     $  -    $  -    $  -    $  -    $94,694,810


The accompanying notes are an integral part of these financial statements.

          Clark Savings and Investment Plan

          Notes to Financial Statements

          1.   Description of the Plan

               General...The Clark Savings and Investment Plan (the "Plan"), as amended, is administered by a committee appointed by the Board of Directors of Clark Equipment Company (the "Company") for the benefit of eligible employees. Participants should refer to the Plan document for more complete information.

               Participation...All full-time U.S. employees of the Company and its subsidiaries, except employees covered under a separate plan or employees whose terms and conditions of employment are governed by a collective bargaining agreement which does not by its terms specify coverage under the Plan, are eligible to participate in the Plan upon completion of at least one year of service as defined in the Plan.

               Contributions...Eligible employees electing to participate in the Plan may make monthly basic contributions of from 1% to 6% of their base pay, as defined by the Plan, and may also make additional monthly contributions of from 1% to 10% of their base pay. Annual employee contributions are subject to limitations imposed by the Internal Revenue Service.

               The Company makes monthly contributions to the Plan equivalent to 50% of the amount of the basic contributions made by participating employees.

               Vesting...Participants are immediately vested in 100% of all Company contributions.

               Participant-directed investment programs...As of January 1, 1994, participating employees may elect to allocate their contributions to (a) a fixed income fund under a group annuity contract (Fund A), (b) a Clark Equipment Company common stock fund (Fund C), (c) The George Putnam Fund of Boston (Fund D), (d) Putnam Global Growth Fund (Fund E), (e) Putnam Vista Fund (Fund F), or Putnam S&P 500 Index Fund (Fund G) in any combination of 5% increments that combined equal 100%. A participant loan fund (Fund H) was also created January 1, 1994. Prior to January 1, 1994 participant loans were recorded in the other funds of the Plan. There were 1,993 employees participating in the Plan at December 31, 1994.

               Prior to January 1, 1994, participating employees were required to allocate their contributions to either (a) a fixed income fund under a group annuity contract (Fund A),
               (b) an equity fund which invests in equity securities (Fund
               B), (c) a Clark Equipment Company common stock fund (Fund
               C), or (d) any two or all three funds in any combination in 25% increments. There were 1,221 employees participating in the Plan at December 31, 1993.


          Clark Savings and Investment Plan

          Notes to Financial Statements

               Participant loans...The Plan allows participants the option of borrowing against their available fund balances (excluding company-matched contributions). The principal amount of any participant loan, at origination or renewal, shall not be less than $500 and the maximum loan amount and total of all outstanding loans shall not exceed the lesser of 50% of the vested portion of the participant's fund balances or $50,000. The $50,000 maximum loan amount, however, is reduced by the excess of the highest outstanding balance of loans during the preceding year over the outstanding balance of the loan on the origination date. Participants are required to repay loans in monthly installments over the term of the loan. Routine loans have terms ranging from one to five years, while certain conditions such as the purchase of a home occasionally result in loan terms in excess of five years. The interest rate associated with each participant loan is determined by the United Federal Credit Union's rate for a loan secured by a member's account as of the effective date of each loan. Prior to January 1, 1994, the interest rate on participant loans was determined by the Harris Trust and Savings Bank prime rate plus one percentage point as of the effective date of each loan. The loan rates were 6.0% and 6.5% at December 31, 1994 and 1993, respectively.

               Distributions...Distributions of participant account balances occur upon termination of employment, retirement, disability or death. Participants have the option to defer the distribution of benefits. However, the participants are prohibited from making contributions during the deferral period.

               Federal Income Tax Status...The Plan administrator was advised by the Internal Revenue Service on March 27, 1995, that the Plan, conditioned upon the adoption of the restated plan as submitted on March 13, 1995, constitutes a qualified plan under the appropriate sections of the Internal Revenue Code (IRC), and is therefore not subject to Federal Income Tax. The Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

               Plan Termination...Although the Company has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).


          Clark Savings and Investment Plan

          Notes to Financial Statements

          2.   Accounting Policies

               Basis of Accounting

               The accounts of the Plan are maintained on the accrual basis of accounting.

               Investments

               Investments in equity securities are stated at quoted market value (current value). Investments in group annuity contracts held by insurance companies are stated at contract value. Net unrealized appreciation or depreciation for the period is reflected in the statement of changes in net assets available for benefits. Realized gains or losses on sales of investments are recorded as the difference between proceeds received and cost. Cost is determined on the average cost method. Purchases of investments are recorded on the settlement date.

               Expenses

               The majority of all Plan expenses is paid by the Plan's sponsor, Clark Equipment Company. A portion of the expenses associated with the Metropolitan Life Insurance Company group annuity contract, however, is paid directly by participants of the Plan in the form of reduced fixed income earnings. Beginning in 1994, participants also paid fees related to the processing of new loans through direct charges to the individual accounts of those participants that obtained new loans.

          3.   Change in Trustee

               Effective January 1, 1994, the Plan changed its Trustee and expanded the Plan's investment options. Funds A and C remain essentially unchanged, while Fund B was replaced with four funds new to the Plan. Three of the four additional funds are the Putnam Vista Fund, the Putnam S&P 500 Index Fund, and The George Putnam Fund of Boston and were added January 1, 1994. Effective July 1, 1994, the fourth fund, the Putnam Global Growth Fund, was added to the Plan.

               Concurrent with adding new funds to the Plan, participants were allowed to allocate their contributions between the funds in 5% increments and may change these allocations on a daily basis.

          4.   Employer and Participant Contributions

               Employer contributions to the Plan represent 50% of participants' basic contributions. Effective January 1, 1994 employer contributions were invested in the same funds and in the same proportions as the participant contribu-tions. Prior to January 1, 1994, employer contributions


          Clark Savings and Investment Plan

          Notes to Financial Statements

               were invested solely in Fund C. Starting in January 1994, participants were allowed to transfer up to 15% per month of their December 31, 1993, investment in Fund C to other funds of the Plan. Starting in May 1994, participants were allowed to transfer 15% of their Fund C holdings in the first half of each month and another 15% in the second half of each month to other funds in the Plan.

          5.   Investment Valuation and Significant Investments

               Fund A

               The primary asset of this fund is a group annuity contract held by The Metropolitan Life Insurance Company and is carried at contract value (represented by deposits received and interest credited, reduced by funds transferred and funds disbursed to participants). Interest rates credited to the fund were 6.10% in 1994 and 8.00% in 1993.

               Fund B

               The primary assets of Fund B were invested as follows:

                                                          Average    Current
                                                           Cost       Value
              Description                    Units        Per Unit   Per Unit

              Harris Bank Collective
              Investment Funds - Index Fund:

              1993                           9,175        $610.58    $949.75


              Fund C

              The primary assets of Fund C were invested as follows:

                                                          Average    Current
                                                           Cost       Value
              Description                    Shares       Per Unit   Per Unit

              Clark Equipment Company
              Common Stock:

              1994                           236,327      $38.13     $54.25
              1993                           492,586      $26.25     $52.38

          Clark Savings and Investment Plan

          Notes to Financial Statements

              Fund D

              The primary assets of Fund D were invested as follows:

                                                          Average    Current
                                                          Cost       Value
              Description                    Units        Per Unit   Per Unit

              The George Putnam Fund of Boston
               - Mutual Fund

              1994                           443,796      $13.50     $12.91

              Fund E

              The primary assets of Fund E were invested as follows:

                                                          Average    Current
                                                          Cost       Value
              Description                    Units        Per Unit   Per Unit

              Putnam Global Growth Fund - Mutual Fund

              1994                           142,092      $9.63      $9.22

              Fund F

              The primary assets of Fund F were invested as follows:

                                                          Average    Current
                                                           Cost      Value
              Description                    Units        Per Unit   Per Unit

              Putnam Vista Fund - Mutual Fund

              1994                           1,031,367    $7.45      $7.18

              Fund G

              The primary assets of Fund G were invested as follows:

                                                          Average    Current
                                                           Cost      Value
              Description                    Units        Per Unit   Per Unit

              Putnam S&P 500 Index Fund
               - Common/Collective Trust

              1994                           1,012,058    $10.01     $10.12

              Fund H

              The primary asset of this fund is participant loans which are secured by the participants account balance and are carried at estimated fair value.


          Clark Savings and Investment Plan

          Notes to Financial Statements

          6.  Subsequent Event

              During May 1995, Clark Equipment Company was purchased by Ingersoll-Rand through a tender offer of $86 per share and subsequent merger. Fund C was converted to cash as a result of the repurchase of all of Clark Equipment Company's outstanding shares. The cash was subsequently transferred to Fund A or to the other available investment options according to the participant's instructions, Fund C was then removed from the available investment options.

          7.  Investment in Master Trust

              The undesignated assets of three of the Company's separate pension plans (Clark Savings and Investment Plan, Melroe Savings and Investment Plan and Chicago Midwest Savings and Investment Plan) are included in the Clark Equipment Company Master Trust for Individual Account Plans. The Trustee maintains separate accounting of all contributions, distributions and income and expenses received by the Trust. Each pension plan has a specific interest in the assets of the Trust.

              On the following pages is a summary of the master trust financial information.


Clark Savings and Investment Plan
Notes to Financial Statements

(Note 7 continued)
Net Assets Available for Benefits at December 31, 1994 with fund information

                      Fund A    Fund B  Fund C     Fund D     Fund E     Fund F     Fund G      Fund H        Total
Assets


Investments at fair
 value:
Value of interest in
 separate account   $63,157,450 $  -   $       -   $      -   $      -   $      -   $       -   $      -   $ 63,157,450
Common stock                -      -    13,738,968        -          -          -           -          -     13,738,968
Mutual funds                -      -           -    6,333,097  1,372,038  8,086,134         -          -     15,791,269
Value of interest in
 common/collective
 trust                      -      -           -          -          -          -    11,206,930        -     11,206,930
Participant loans
 receivable                 -      -           -          -          -          -           -    5,056,840    5,056,840
Total investments    63,157,450    -    13,738,968  6,333,097  1,372,038  8,086,134  11,206,930  5,056,840  108,951,457
Transfer in process      58,425    -        80,608        -          -          -           -          -        139,033

Net assets available
for benefits        $63,215,875 $  -   $13,819,576 $6,333,097 $1,372,038 $8,086,134 $11,206,930 $5,056,840 $109,090,490

Clark Savings and Investment Plan
Notes to Financial Statements

(Note 7 continued)
Net Assets Available for Benefits at December 31, 1993 with fund information

                     Fund A         Fund B        Fund C    Fund D   Fund E    Fund F    Fund G   Fund H     Total
Assets


Investments at fair
 value:
Value of interest in
 separate account   $58,406,186    $     -     $      -     $   -    $   -    $    -    $   -    $   -   $58,406,186
Common stock               -             -      27,308,954      -        -         -        -        -    27,308,954
Mutual funds               -             -            -         -        -         -        -        -           -
Value of interest in
 common/collective
 trust                     -        9,103,396         -         -        -         -        -        -     9,103,396
Participant loan
 receivable           2,976,670       511,857       92,964      -        -         -        -        -     3,581,491
Total investments    61,382,856     9,615,253   27,401,918      -        -         -        -        -    98,400,027
Transfer in process       8,300           -         (8,300)     -        -         -        -        -           -
Cash                          1       131,782      171,851      -        -         -        -        -       303,634
  Total assets       61,391,157     9,747,035   27,565,469      -        -         -        -        -    98,703,661

Liabilities

Due to broker               -             -        171,508      -        -         -        -         -      171,508

  Total liabilities         -             -        171,508      -        -         -        -         -      171,508

Net assets available
for benefits        $61,391,157    $9,747,035  $27,393,961  $   -    $   -     $   -   $    -     $   -  $98,532,153

Clark Savings and Investment Plan
Notes to Financial Statements

(Note 7 continued)
Statement of Changes in Net Assets Available for Benefits for the Years Ended December 31, 1994 with fund information

                   Fund A      Fund B   Fund C       Fund D        Fund E       Fund F        Fund G        Fund H         Total
Additions to net
 assets
 attributed to:
Investment income:
Interest and
 dividends       $3,504,341    $  -     $     1,129  $  309,650  $   47,062  $   61,041    $    -     $     -       $3,923,223
Participant
 loan interest         -          -            -           -           -           -            -        419,878       419,878
Collective
 investment
 fund income           -          -            -           -           -           -             423        -              423
Other,
 primarily realized
 gains (losses)      (3,219)      -      13,288,773     (23,835)     (1,595)    (93,385)     (20,385)       -       13,146,354
Unrealized
 appreciation
 (depreciation)        -          -      (9,408,761)   (286,365)    (59,887)   (288,973)     120,042        -       (9,923,944)

Total investment
 income           3,501,122       -       3,881,141        (550)    (14,420)   (321,317)     100,080     419,878     7,565,934

Contributions:
Participants      2,178,405       -         264,382   1,378,278     101,925   1,618,127    1,255,370        -        6,796,487
Employer            678,297       -          75,084     428,505      15,878     503,106      405,783        -        2,106,653

Total
 contributions    2,856,702       -         339,466   1,806,783     117,803   2,121,233    1,661,153        -        8,903,140

Total
 additions        6,357,824       -       4,220,607   1,806,233     103,383   1,799,916    1,761,233     419,878    16,469,074

Deductions from
 net assets
 attributed to:
Distributions to
 participants    (3,610,726)      -      (1,459,500)    (41,557)       -        (83,848)    (519,225)   (190,130)   (5,904,986)
Loan fees            (4,385)      -            (140)       (355)         (6)       (310)        (555)       -           (5,751)
Total deductions (3,615,111)      -      (1,459,640)    (41,912)         (6)    (84,158)    (519,780)   (190,130)   (5,910,737)
Net increase
 prior
 to interfund
 transfers        2,742,713       -       2,760,967   1,764,321     103,377   1,715,758    1,241,453     229,748    10,558,337
Interfund
 transfers         (917,995) (9,747,035)(16,335,352)  4,568,776   1,268,661   6,370,376    9,965,477   4,827,092          -
Net increase
 (decrease)       1,824,718  (9,747,035)(13,574,385)  6,333,097   1,372,038   8,086,134   11,206,930   5,056,840    10,558,337
Net assets
 available
 for benefits:
Beginning of
 year            61,391,157   9,747,035  27,393,961        -           -           -            -           -       98,532,153

End of year     $63,215,875  $     -    $13,819,576  $6,333,097  $1,372,038  $8,086,134  $11,206,930  $5,056,840  $109,090,490


Clark Savings and Investment Plan
Notes to Financial Statements

(Note 7 continued)
Statement of Changes in Net Assets Available for Benefits for the Years Ended December 31, 1993 with fund information

                                Fund A        Fund B      Fund C    Fund D   Fund E    Fund F   Fund G    Fund H     Total
Additions to net assets
 attributed to:
Investment income:
Interest                     $4,290,740        $2,302       $3,333  $  -     $  -      $  -     $  -      $  -      $ 4,296,375
Participant loan interest       230,525        39,478       13,275     -        -         -        -         -          283,278
Collective investment
 fund income                        -         256,298          -       -        -         -        -         -          256,298
Other, primarily realized
 gains (losses)                  (3,165)      342,625    2,417,097     -        -         -        -         -        2,756,557
Unrealized appreciation
 (depreciation)                     -         270,559   18,385,163     -        -         -        -         -       18,655,722

Total investment income       4,518,100       911,262   20,818,868     -        -         -        -         -       26,248,230

Contributions:
Participant                   3,719,123       849,485      181,063     -        -         -        -         -        4,749,671
Employer                        109,159           -      1,593,517     -        -         -        -         -        1,702,676

Total contributions           3,828,282       849,485    1,774,580     -        -         -        -         -        6,452,347

  Total additions             8,346,382     1,760,747   22,593,448     -        -         -        -         -       32,700,577

Deductions from net assets
 attributed to:
Distributions to
 participants                (8,293,553)   (1,333,087)  (2,729,864)    -        -         -        -         -      (12,356,504)

Net increase prior to
interfund transfers              52,829       427,660   19,863,584     -        -         -        -         -       20,344,073
Interfund transfers           6,405,861       313,812   (6,719,673)    -        -         -        -         -              -
Net increase                  6,458,690       741,472   13,143,911     -        -         -        -         -       20,344,073
Net assets available
 for benefits:
Beginning of year            54,932,467     9,005,563   14,250,050     -        -         -        -         -       78,188,080
End of year                 $61,391,157    $9,747,035  $27,393,961  $  -     $  -      $  -     $  -      $  -      $98,532,153

Clark Savings and Investment Plan

                          EXHIBIT INDEX



                                                    Filed
                                                 Herewith Unless
Exhibit          Description                    Otherwise Indicated
 (24)            Consent of Price Waterhouse LLP           __